Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000 www.mediageneral.com

(804) 649-6643

Fax (804) 649-6024

sdickinson@mediageneral.com

Stephen Y. Dickinson

Vice President and Chief Accounting Officer

September 27, 2010

Ms. Chanda DeLong

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ref:	Media General, Inc. (Registrant)
Form 10-K
For the Fiscal Year Ended December 27, 2009
Filed February 24, 2010
Commission File No. 1-06383

Definitive Proxy Statement on Schedule 14A
Filed March 12, 2010

Dear Ms. DeLong:

To confirm our telephone conversation of Friday, September 24, 2010, you have agreed to our company’s request for an extension of time, until October 15, 2010, to submit its response to the Securities and Exchange Commission’s comment letter dated September 21, 2010.

Very truly yours,

/s/ Stephen Y. Dickinson

Stephen Y. Dickinson

cc:	John A. Schauss
George L. Mahoney